

 **Bottomline Technologies**

Rob Eberle · 3rd

CEO at Bottomline Technologies

Portsmouth, New Hampshire, United States · 194 connections ·

Contact info

Experience



President & CEO
Bottomline Technologies
Aug 2006 – Present · 14 yrs 9 mos

Since joining Bottomline in 1998, Rob has been directly engaged with every function across the company helping to drive business growth through new product and market expansion, while always retaining and reinforcing Bottomline's customer-centric purpose and high performing culture.

The ability to pay and get paid is critical for every business. But business payments are inherently complex and getting more so every day, making it difficult for organizations to create a business payments strategy that helps them be successful. Bottomline Te …see more

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